Exhibit 99.3

Financial Statements Q3 2022

999.9
FINE
GOLD

Franco Nevada

The GOLD Investment that WORKS

Franco-Nevada Corporation

Condensed Consolidated Statements of Financial Position

(unaudited, in millions of U.S. dollars)

	At September 30,	At December 31,
	2022	2021

ASSETS
Cash and cash equivalents (Note 4)	$1,057.4	$539.3
Receivables	150.0	119.8
Loan receivable (Note 5)	—	39.7
Prepaid expenses and other (Note 6)	55.8	52.6
Current assets	$1,263.2	$751.4

Royalty, stream and working interests, net (Note 7)	$4,864.7	$5,149.3
Investments (Note 5)	225.7	235.9
Deferred income tax assets	41.4	49.4
Other assets (Note 8)	48.7	23.9
Total assets	$6,443.7	$6,209.9

LIABILITIES
Accounts payable and accrued liabilities	$40.0	$33.6
Current income tax liabilities	11.9	9.6
Current liabilities	$51.9	$43.2

Deferred income tax liabilities	$135.1	$135.4
Other liabilities	5.3	6.1
Total liabilities	$192.3	$184.7

SHAREHOLDERS’ EQUITY
Share capital (Note 16)	$5,669.8	$5,628.5
Contributed surplus	19.6	16.1
Retained earnings	836.9	484.9
Accumulated other comprehensive loss	(274.9)	(104.3)
Total shareholders’ equity	$6,251.4	$6,025.2

Total liabilities and shareholders’ equity	$6,443.7	$6,209.9

Commitments and contingencies (Notes 20 and 21)
Subsequent events (Notes 3 (a), 3 (b))

The accompanying notes are an integral part of these condensed consolidated financial statements.

2022 Third Quarter Financial Statements	2

Franco-Nevada Corporation

Condensed Consolidated Statements of Income and Comprehensive Income

(unaudited, in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Revenue (Note 10)	$304.2	$316.3	$995.3	$972.3

Costs of sales
Costs of sales (Note 11)	$42.0	$42.0	$131.1	$129.9
Depletion and depreciation	68.5	73.0	212.7	221.4
Total costs of sales	$110.5	$115.0	$343.8	$351.3
Gross profit	$193.7	$201.3	$651.5	$621.0

Other operating expenses (income)
General and administrative expenses	$4.7	$4.8	$16.1	$14.4
Share-based compensation expenses (Note 12)	0.4	(0.2)	4.7	6.8
Impairment charges	—	—	—	7.5
Loss (gain) on sale of gold bullion	0.4	(0.1)	(1.1)	(1.3)
Total other operating expenses	$5.5	$4.5	$19.7	$27.4
Operating income	$188.2	$196.8	$631.8	$593.6
Foreign exchange (loss) gain and other income (expenses)	$(2.3)	$(0.4)	$3.5	$(1.7)
Income before finance items and income taxes	$185.9	$196.4	$635.3	$591.9

Finance items (Note 14)
Finance income	$2.4	$0.6	$5.9	$3.0
Finance expenses	(0.8)	(0.8)	(2.5)	(2.7)
Net income before income taxes	$187.5	$196.2	$638.7	$592.2

Income tax expense (Note 15)	30.4	30.2	103.1	79.4
Net income	$157.1	$166.0	$535.6	$512.8

Other comprehensive (loss) income, net of taxes

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$(83.4)	$(38.0)	$(110.4)	$(10.9)

Items that will not be reclassified subsequently to profit and loss:
(Loss) gain on changes in the fair value of equity investments at fair value through other comprehensive income ("FVTOCI"),
net of income tax (Note 5)	(2.5)	(53.5)	(59.6)	11.8
Other comprehensive (loss) income, net of taxes	$(85.9)	$(91.5)	$(170.0)	$0.9

Comprehensive income	$71.2	$74.5	$365.6	$513.7

Earnings per share (Note 17)
Basic	$0.82	$0.87	$2.80	$2.68
Diluted	$0.82	$0.87	$2.79	$2.68
Weighted average number of shares outstanding (Note 17)
Basic	191.6	191.1	191.5	191.0
Diluted	191.9	191.5	191.9	191.4

The accompanying notes are an integral part of these condensed consolidated financial statements.

2022 Third Quarter Financial Statements	3

Franco-Nevada Corporation

Condensed Consolidated Statements of Cash Flows

(unaudited, in millions of U.S. dollars)

	For the nine months ended
	September 30,
	2022	2021
Cash flows from operating activities
Net income	$535.6	$512.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	212.7	221.4
Share-based compensation expenses	4.6	4.5
Impairment charges	—	7.5
Unrealized foreign exchange loss	1.4	0.4
Deferred income tax expense	22.2	10.2
Other non-cash items	(4.4)	(2.7)
Acquisition of gold bullion	(34.7)	(34.1)
Proceeds from sale of gold bullion	36.1	21.2
Changes in other assets	(26.7)	(5.6)
Operating cash flows before changes in non-cash working capital	$746.8	$735.6
Changes in non-cash working capital:
Increase in receivables	$(30.2)	$(54.4)
Increase in prepaid expenses and other	(3.7)	(3.4)
Increase (decrease) in current liabilities	7.3	(1.4)
Net cash provided by operating activities	$720.2	$676.4

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(15.3)	$(740.2)
Acquisition of investments	(75.2)	—
Acquisition of energy well equipment	(1.2)	(1.1)
Proceeds from repayment of loan receivable	42.7	—
Proceeds from sale of investments	1.7	12.7
Net cash used in investing activities	$(47.3)	$(728.6)

Cash flows used in financing activities
Payment of dividends	$(149.6)	$(133.4)
Proceeds from draw of revolving credit facilities	—	150.0
Repayment of revolving credit facilities	—	(150.0)
Credit facility amendment costs	(0.9)	(1.0)
Proceeds from exercise of stock options	5.2	0.3
Net cash used in financing activities	$(145.3)	$(134.1)
Effect of exchange rate changes on cash and cash equivalents	$(9.5)	$(1.2)
Net change in cash and cash equivalents	$518.1	$(187.5)
Cash and cash equivalents at beginning of period	$539.3	$534.2
Cash and cash equivalents at end of period	$1,057.4	$346.7

Supplemental cash flow information:
Dividend income received	$15.1	$24.4
Interest and standby fees paid	$1.8	$1.8
Income taxes paid	$80.3	$71.6

The accompanying notes are an integral part of these condensed consolidated financial statements.

2022 Third Quarter Financial Statements	4

Franco-Nevada Corporation

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(unaudited, in millions of U.S. dollars)

			Accumulated
			other	Retained
	Share capital	Contributed	comprehensive	earnings
	(Note 16)	surplus	loss	(deficit)	Total equity
Balance at January 1, 2022	$5,628.5	$16.1	$(104.3)	$484.9	$6,025.2
Net income	—	—	—	535.6	535.6
Other comprehensive loss	—	—	(170.0)	—	(170.0)
Total comprehensive income					$365.6

Exercise of stock options	$6.7	$(1.5)	$—	$—	$5.2
Share-based payments	—	5.0	—	—	5.0
Transfer of gain on disposal of equity investments at FVTOCI	—	—	(0.6)	0.6	—
Dividend reinvestment plan	34.6	—	—	—	34.6
Dividends declared	—	—	—	(184.2)	(184.2)
Balance at September 30, 2022	$5,669.8	$19.6	$(274.9)	$836.9	$6,251.4

Balance at January 1, 2021	$5,580.1	$14.0	$(115.9)	$(34.4)	$5,443.8
Net income	—	—	—	512.8	512.8
Other comprehensive income	—	—	0.9	—	0.9
Total comprehensive income					$513.7

Exercise of stock options	$0.4	$(0.1)	$—	$—	$0.3
Share-based payments	—	4.8	—	—	4.8
Transfer of gain on disposal of equity investments at FVTOCI	—	—	(6.9)	6.9	—
Dividend reinvestment plan	30.6	—	—	—	30.6
Dividends declared	—	—	—	(164.0)	(164.0)
Balance at September 30, 2021	$5,611.1	$18.7	$(121.9)	$321.3	$5,829.2

The accompanying notes are an integral part of these condensed consolidated financial statements.

2022 Third Quarter Financial Statements	5

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 1 - Corporate information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a royalty and stream company focused on precious metals (gold, silver, and platinum group metals) and has a diversity of revenue sources. The Company owns a portfolio of royalty, stream and working interests, covering properties at various stages, from production to early exploration located in South America, Central America & Mexico, United States, Canada, Australia, Europe and Africa.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 - Significant accounting policies

(a)     Basis of presentation

These unaudited condensed consolidated interim financial statements include the accounts of Franco-Nevada and its wholly-owned subsidiaries (its “subsidiaries”) (hereinafter together with Franco-Nevada, the “Company”). These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of condensed interim financial statements, including IAS 34 Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2021 and were prepared using the same accounting policies, method of computation and presentation as were applied in the annual consolidated financial statements for the year ended December 31, 2021. These condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on November 6, 2022.

The financial statements included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and nine months ended September 30, 2022 are not necessarily indicative of the results to be expected for the full year. Seasonality is not considered to have a significant impact over the condensed consolidated interim financial statements. Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

(b)     Significant judgments, estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The areas of judgment and estimation are consistent with those reported in the annual consolidated financial statements for the year ended December 31, 2021.

(c)     New and Amended Accounting Standards

Certain new accounting standards and interpretations have been published that are currently effective requirements or forthcoming requirements. These standards are not expected to have a material impact on the Company’s current or future reporting periods.

2022 Third Quarter Financial Statements	6

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 3 - Acquisitions and other transactions

(a)	Acquisition of Royalty on Magino Gold Project – Ontario, Canada

Subsequent to quarter-end, on October 27, 2022, Franco-Nevada acquired a 2% NSR on Argonaut Gold Inc.’s (“Argonaut”) construction-stage Magino gold project located in the province of Ontario, Canada, for a purchase price of $52.5 million. In addition to the Magino project, the royalty covers all of Argonaut’s regional exploration properties.

The Company also completed a private placement with Argonaut Gold, acquiring 34,693,462 common shares at a price of C$0.39 per share for a total cost of $10.0 million (C$13.6 million).

(b)	Acquisition of Royalties on Spences Bridge Gold Belt Claims – British Columbia, Canada

Subsequent to quarter-end, on October 6, 2022, Franco-Nevada acquired a 2% NSR on all of Westhaven Gold Corp.’s (“Westhaven”) claims across the Spences Bridge Gold Belt in Southern British Columbia, Canada, for $6.0 million. Westhaven has an option to buy-down 0.5% of the NSR for $3.0 million for a period of 5 years from the closing of the transaction. Franco-Nevada also acquired an existing royalty 2.5% NSR from Westhaven on adjoining properties currently owned by Talisker Resources Ltd for a purchase price of $0.75 million.

In addition, Franco-Nevada also subscribed for 2,500,000 common shares of Westhaven at a price of C$0.40 per share for total cost of $0.73 million (C$1.0 million).

(c)	Acquisition of Royalties – Chile

On July 25, 2022, the Company acquired, through a wholly-owned subsidiary, a portfolio of seven royalties, each with a 2% NSR on precious metals and 1% NSR on base metals, for a purchase price of $1.0 million.

(d)	Financing Package G Mining Ventures on the Tocantinzinho Gold Project – Brazil

On July 18, 2022, the Company’s wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), acquired a gold stream with reference to production from the Tocantinzinho project, owned by G Mining Ventures Corp. (“G Mining Ventures”) and located in Pará State, Brazil (the “Stream”). FNBC will provide a deposit of $250.0 million. Additionally, the Company agreed, through one of its wholly-owned subsidiaries, to provide G Mining Ventures with a $75.0 million secured term loan (the “Term Loan”).

Stream deliveries to FNBC are based on gold production from the Tocantinzinho property, according to the following schedule: (i) 12.5% of gold produced until 300,000 ounces of gold have been delivered and, thereafter, (ii) 7.5% of gold produced for the remaining mine life. G Mining Ventures will receive 20% of the spot gold price for each ounce of gold delivered. The $250 million deposit will become available after G Mining Ventures has spent at least $95 million on the Tocantinzinho project from January 1, 2022 and subject to certain other conditions.

The Term Loan is a $75 million, 6-year term loan with an availability period of 3.5-years, drawable quarterly at G Mining Ventures’ option following full funding of the Stream. The Term Loan will bear interest at a rate of 3-Month Term Secured Overnight Financing Rate (“3-Month SOFR”) +5.75% per annum, reducing to 3-Month SOFR +4.75% after completion tests have been achieved at the project. Amortization will begin in December 2025 with equal quarterly repayments followed by a final 25% repayment upon maturity in June 2028. Fees payable to Franco-Nevada’s subsidiary include a standby fee on undrawn amounts of 1.0% per annum and a 2.0% original issue discount payable on principal amounts drawn. Pursuant to the Term Loan, Franco-Nevada was granted warrants with a fair value of $0.75 million to purchase 11.5 million common shares of G Mining Ventures (“G Mining Common Shares”) with a 5-year term and an exercise price of C$1.90 per G Mining Common Share. The warrants are included in Investments in the statement of financial position and are accounted for as derivatives with fair value through profit and loss in accordance with IFRS 9 Financial Instruments.

Franco-Nevada also subscribed for 44,687,500 G Mining Common Shares at a share price of C$0.80 per G Mining Common Share for a total cost of $27.5 million (C$35.8 million). The G Mining Common Shares are included in Investments in the statement of financial position and are accounted for as equity investments designated at fair value through other comprehensive income in accordance with IFRS 9 Financial Instruments.

As at September 30, 2022, no funding has been provided to G Mining Ventures under the Stream agreement and the Term Loan.

(e)	Acquisition of Additional Castle Mountain Royalty – California, U.S.

On May 2, 2022, the Company, through a wholly-owned subsidiary, acquired an existing 2% NSR on gold and silver produced from the Pacific Clay claims, which comprise a portion of the JSLA pit of Equinox Gold Corp.’s Castle Mountain project in San Bernardino County, California, for $6.0 million. When combined with the Company’s 2.65% NSR on the broader Castle Mountain land position, the Company now has an effective 4.65% NSR on the Pacific Clay claims.

2022 Third Quarter Financial Statements	7

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(f)	Acquisition of Caserones Royalty and Private Placements with EMX Royalty Corporation – Chile

On April 14, 2022, the Company agreed to acquire, through a wholly-owned subsidiary, an effective 0.4582% NSR on JX Nippon’s producing Caserones copper-molybdenum mine located in the Atacama Region of northern Chile for an aggregate purchase price of approximately $37.4 million. To purchase its interest in the Caserones royalty, Franco-Nevada acquired shares in Socieded Legal Minera California Una de la Sierra Peña Negra (“SLM California”). SLM California is a privately held entity whose purpose is to pay Chilean taxes in respect of and distribute proceeds from the Caserones royalty to its shareholders. Franco-Nevada is entitled to royalty payments in respect of the period commencing January 1, 2022.

The Company also completed a private placement with EMX Royalty Corporation (“EMX”), acquiring 3,812,121 units of EMX at C$3.30 per unit for total cost of $10.0 million (C$12.6 million). Each unit consists of one common share of EMX and one warrant to purchase one common share of EMX over five years at an exercise price of C$4.45. EMX used the proceeds from the private placement to acquire an NSR on the Caserones mine on similar terms as Franco-Nevada.

Franco-Nevada’s investments in SLM California and EMX are included in Investments in the statement of financial positions and accounted for as equity investments designated at fair value through other comprehensive income in accordance with IFRS 9 Financial Instruments.

(g)	Acquisition of Mineral Rights with Continental Resources, Inc. – U.S.

The Company, through a wholly-owned subsidiary, has a strategic relationship with Continental Resources, Inc (“Continental”) to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights within Continental’s areas of operation.

Franco-Nevada recorded contributions to the Royalty Acquisition Venture of $8.0 million in YTD 2022 (YTD 2021 – $10.8 million). As at September 30, 2022, Franco-Nevada’s total cumulative investment in the Royalty Acquisition Venture totaled $436.4 million and Franco-Nevada has remaining commitments of up to $83.6 million. Accounts payable at September 30, 2022 include $3.1 million (December 31, 2021 - $1.7 million) of contributions disbursed after period-end.

The Royalty Acquisition Venture is accounted for as a joint operation in accordance with IFRS 11 Joint Arrangements.

Note 4 - Cash and cash equivalents

Cash and cash equivalents comprised the following:

	At September 30,	At December 31,
	2022	2021
Cash deposits	$494.7	$529.7
Term deposits	562.7	9.6
	$1,057.4	$539.3

As at September 30, 2022 and December 31, 2021, cash and cash equivalents were primarily held in interest-bearing deposits.

Note 5 - Investments and loan receivable

Investments and loan receivable comprised the following:

	At September 30,	At December 31,
	2022	2021
Loan receivable	$—	$39.7
	$—	$39.7

Equity investments	$222.6	$235.1
Warrants	3.1	0.8
	$225.7	$235.9

2022 Third Quarter Financial Statements	8

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(a)	Equity investments

Equity investments comprised the following:

	At September 30,	At December 31,
	2022	2021
Labrador Iron Ore Royalty Corporation ("LIORC")	$133.5	$187.4
SLM California	37.6	—
Other	51.5	47.7
	$222.6	$235.1

During the nine months ended September 30, 2022, the Company disposed of equity investments with a cost of $1.1 million (YTD 2021 - $4.6 million) for gross proceeds of $1.7 million (YTD 2021 - $12.7 million).

The change in the fair value of equity investments recognized in other comprehensive income for the periods ended September 30, 2022 and 2021 were as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
(Loss) gain on changes in the fair value of equity investments at FVTOCI	$(3.0)	$(61.3)	$(68.8)	$13.6
Income tax recovery (expense) in other comprehensive income	0.5	7.8	9.2	(1.8)
(Loss) gain on changes in the fair value of equity investments at FVTOCI, net of income tax	$(2.5)	$(53.5)	$(59.6)	$11.8

(b)	Loan receivable

The loan receivable was extended to Noront Resources Ltd. (“Noront”) as part of the Company’s acquisition of royalty rights in the Ring of Fire mining district of Ontario, Canada, in April 2015. On May 4, 2022, following the acquisition of Noront by Wyloo Metals Pty Ltd., the Company received $42.7 million as full repayment of the loan.

Note 6 - Prepaid expenses and other current assets

Prepaid expenses and other current assets comprised the following:

	At September 30,	At December 31,
	2022	2021
Gold bullion	$32.0	$32.4
Prepaid expenses	22.5	18.8
Stream ounces inventory	0.7	0.5
Debt issue costs	0.6	0.9
	$55.8	$52.6

2022 Third Quarter Financial Statements	9

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 7 - Royalty, stream and working interests

(a)	Royalties, streams and working interests

Royalty, stream and working interests, net of accumulated depletion and impairment charges and reversals, comprised the following:

			Impairment
		Accumulated	(charges)
As at September 30, 2022	Cost	depletion(1)	reversals	Carrying value
Mining royalties	$1,533.1	$(701.4)	$—	$831.7
Streams	4,513.0	(2,021.9)	—	2,491.1
Energy	1,924.6	(733.5)	—	1,191.1
Advanced	351.3	(54.7)	—	296.6
Exploration	66.5	(12.3)	—	54.2
	$8,388.5	$(3,523.8)	$—	$4,864.7
1.	Accumulated depletion includes previously recognized impairment charges and reversals.

			Impairments
		Accumulated	(charges)
As at December 31, 2021	Cost	depletion(1)	reversals	Carrying value
Mining royalties	$1,590.2	$(687.2)	$—	$903.0
Streams	4,511.9	(1,888.9)	—	2,623.0
Energy	1,972.6	(789.8)	75.5	1,258.3
Advanced	365.9	(49.6)	(7.5)	308.8
Exploration	67.1	(10.9)	—	56.2
	$8,507.7	$(3,426.4)	$68.0	$5,149.3

1.	Accumulated depletion includes previously recognized impairment charges and reversals.

Changes in royalty, stream and working interests for the periods ended September 30, 2022 and December 31, 2021 were as follows:

	Mining
	royalties	Streams	Energy	Advanced	Exploration	Total
Balance at January 1, 2021	$406.9	$2,653.6	$1,214.6	$294.0	$63.0	$4,632.1
Additions	540.0	165.6	24.7	22.7	—	753.0
Transfers	6.3	—	—	—	(6.3)	—
Impairment (charges) and reversals	—	—	75.5	(7.5)	—	68.0
Depletion	(42.7)	(196.2)	(57.9)	(0.6)	—	(297.4)
Impact of foreign exchange	(7.5)	—	1.4	0.2	(0.5)	(6.4)
Balance at December 31, 2021	$903.0	$2,623.0	$1,258.3	$308.8	$56.2	$5,149.3

Additions	$6.5	$1.0	$8.0	$0.1	$1.2	$16.8
Depletion	(29.1)	(132.9)	(48.9)	(0.2)	—	(211.1)
Impact of foreign exchange	(48.7)	—	(26.3)	(12.1)	(3.2)	(90.3)
Balance at September 30, 2022	$831.7	$2,491.1	$1,191.1	$296.6	$54.2	$4,864.7

Of the total net book value as at September 30, 2022, $4,000.5 million (December 31, 2021 - $4,107.5 million) is depletable and $864.2 million (December 31, 2021 - $1,041.8 million) is non-depletable.

2022 Third Quarter Financial Statements	10

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 8 - Other assets

Other assets comprised the following:

	At September 30,	At December 31,
	2022	2021
Deposits related to Canada Revenue Agency ("CRA") audits	$40.6	$15.6
Energy well equipment, net	5.3	5.4
Right-of-use assets, net	1.0	1.5
Debt issue costs	1.6	1.2
Furniture and fixtures, net	0.2	0.2
	$48.7	$23.9

Deposits related to CRA audits represent security paid in cash by the Company in connection with an audit by the CRA of its 2012-2017 taxation years, as referenced in Note 21.

Note 9 - Debt

Changes in obligations related to the Company’s credit facilities were as follows:

Corporate
revolver
Size of facility	$1,000.0
Balance at January 1, 2021	$—
Drawdowns	150.0
Repayment	(150.0)
Balance at December 31, 2021	$—

Drawdowns	$—
Repayment	—
Balance at September 30, 2022	$—

(a)	Corporate Revolver

The Company has a $1.0 billion unsecured revolving term credit facility (the “Corporate Revolver”). On August 15, 2022, the Company renewed its Corporate Revolver, extending the facility’s maturity date from July 9, 2025 to August 15, 2027.

Advances under the Corporate Revolver can be drawn as follows:

U.S. dollars

·	Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus between 0.00% and 1.05% per annum depending upon the Company’s leverage ratio; or
·

Secured Overnight Financing Rate (“SOFR”) as administered by the Federal Reserve Bank of New York loans for periods of 1, 3 or 6 months with interest payable at a rate of SOFR, plus between 1.10% and 2.30% per annum, depending on the Company’s leverage ratio.

Canadian dollars

·	Prime rate advances with interest payable monthly at the CIBC prime rate, plus between 0.00% and 1.05% per annum, depending on the Company’s leverage ratio; or
·	Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 1.00% and 2.05%, depending on the Company’s leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Corporate Revolver are guaranteed by certain of the Company’s subsidiaries and are unsecured.

The Corporate Revolver is subject to a standby fee of 0.20% to 0.41% per annum, depending on the Company’s leverage ratio, even if no amounts are outstanding under the Corporate Revolver.

2022 Third Quarter Financial Statements	11

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The Company has three standby letters of credit in the amount of $18.6 million (C$25.5 million) against the Corporate Revolver in relation to the audit by the CRA of its 2013-2015 taxation years, as referenced in Note 21.

(b)	FNBC Revolver

The Company’s subsidiary, FNBC, had a $100.0 million unsecured revolving term credit facility (the “FNBC Revolver”). The FNBC Revolver had a maturity date of March 20, 2022. As the Company did not renew the FNBC Revolver, the facility expired and is no longer available to draw on.

Note 10 - Revenue

Revenue classified by commodity, geography and type comprised the following:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Commodity
Gold(1)	$166.6	$169.2	$544.9	$554.1
Silver	30.3	41.4	107.2	134.1
Platinum group metals(1)	9.8	16.9	41.2	58.4
Iron ore(2)	10.8	32.2	44.7	74.1
Other mining assets(3)	2.9	1.5	6.4	4.1
Mining	$220.4	$261.2	$744.4	$824.8
Oil	$36.6	$27.9	$121.8	$79.1
Gas	40.9	21.2	108.3	53.5
Natural gas liquids	6.3	6.0	20.8	14.9
Energy	$83.8	$55.1	$250.9	$147.5
	$304.2	$316.3	$995.3	$972.3
Geography
South America(3)	$84.4	$104.6	$275.8	$309.5
Central America & Mexico	61.1	74.5	224.8	232.6
United States	79.4	62.7	241.0	195.3
Canada(1)(2)	49.1	46.6	161.5	148.6
Rest of World	30.2	27.9	92.2	86.3
	$304.2	$316.3	$995.3	$972.3
Type
Revenue-based royalties	$119.3	$111.4	$371.5	$316.9
Streams(1)	153.9	176.1	519.4	552.5
Profit-based royalties	17.9	12.8	70.3	63.7
Other(2)(3)	13.1	16.0	34.1	39.2
	$304.2	$316.3	$995.3	$972.3
1.	For Q3 2022, revenue includes a loss of $0.1 million and a gain of $0.7 million of provisional pricing adjustments for gold and platinum-group metals, respectively (Q3 2021 – loss of nil and $0.7 million, respectively). For YTD 2022, revenue includes a loss of $0.4 million and gain of $1.1 million of provisional pricing adjustments for gold and platinum group metals, respectively (YTD 2021 – a loss of $0.4 million and a gain of $0.2 million, respectively)
2.	For Q3 2022 and YTD 2022, revenue includes dividend income of $4.6 million and $11.6 million, respectively, from the Company’s equity investment in LIORC (Q3 2021 and YTD 2021 – $10.5 million and $24.4 million, respectively).
3.	For Q3 2022 and YTD 2022, revenue includes dividend income of $2.3 million and $3.6 million, respectively, from the Company’s equity investment in SLM California (Q3 2021 and YTD 2021 – nil).

2022 Third Quarter Financial Statements	12

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 11 - Costs of sales

Costs of sales, excluding depletion and depreciation, comprised the following:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Costs of stream sales	$37.1	$38.9	$118.4	$120.2
Mineral production taxes	0.6	0.5	1.5	1.6
Mining costs of sales	$37.7	$39.4	$119.9	$121.8
Energy costs of sales	4.3	2.6	11.2	8.1
	$42.0	$42.0	$131.1	$129.9

Note 12 - Share-based compensation expense

Share-based compensation expenses comprised the following:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Stock options and restricted share units	$1.6	$1.5	$4.6	$4.5
Deferred share units	(1.2)	(1.7)	0.1	2.3
	$0.4	$(0.2)	$4.7	$6.8

Share-based compensation expenses include the amortization expense of equity-settled stock options and restricted share units (“RSUs”), as well as the gain or loss on the mark-to-market of the value of the deferred share units granted to the directors of the Company.

Note 13 - Related party disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel include the Board of Directors and the executive management team.

Compensation for key management personnel of the Company was as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Short-term benefits(1)	$0.9	$0.9	$2.8	$2.6
Share-based payments(2)	(0.4)	0.1	3.1	6.0
	$0.5	$1.0	$5.9	$8.6
1.	Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.
2.	Represents the expense of stock options and restricted share units and mark-to-market charges on deferred share units during the period.

2022 Third Quarter Financial Statements	13

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 14 - Finance income and expenses

Finance income and expenses for the periods ended September 30, 2022 and 2021 were as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Finance income
Interest	$2.4	$0.6	$5.9	$3.0
	$2.4	$0.6	$5.9	$3.0
Finance expenses
Standby charges	$0.6	$0.5	$1.7	$1.6
Amortization of debt issue costs	0.1	0.3	0.7	0.8
Interest	—	—	—	0.2
Accretion of lease liabilities	0.1	—	0.1	0.1
	$0.8	$0.8	$2.5	$2.7

Note 15 - Income taxes

Income tax expense for the periods ended September 30, 2022 and 2021 was as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Current income tax expense	$21.4	$31.9	$80.9	$69.2
Deferred income tax expense (recovery)	9.0	(1.7)	22.2	10.2
Income tax expense	$30.4	$30.2	$103.1	$79.4

The Company is undergoing an audit by the CRA of its 2012-2017 taxation years, as referenced in Note 21.

2022 Third Quarter Financial Statements	14

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 16 - Shareholders' equity

(a)	Share capital

The Company’s authorized capital stock includes an unlimited number of common shares (191,664,666 common shares issued and outstanding as at September 30, 2022) having no par value and preferred shares issuable in series (issued - nil).

Changes in share capital in for the periods ended September 30, 2022 and December 31, 2021 were as follows:

	Number
	of shares	Amount
Balance at January 1, 2021	190,956,476	$5,580.1
Exercise of stock options	5,614	0.5
Vesting of restricted share units	58,457	6.1
Dividend reinvestment plan	313,845	41.8
Balance at December 31, 2021	191,334,392	$5,628.5
Exercise of stock options	71,741	$6.7
Dividend reinvestment plan	258,533	34.6
Balance at September 30, 2022	191,664,666	$5,669.8

(b)	Dividends

In Q3 2022 and YTD 2022, the Company declared dividends of $0.32 and $0.96 per common share, respectively (Q3 2021 and YTD 2021 - $0.30 and $0.86 per common share, respectively).

Dividends paid in cash and through the Company’s Dividend Reinvestment Plan (“DRIP”) were as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Cash dividends	$48.2	$46.4	$149.6	$133.4
DRIP dividends	12.8	11.1	34.6	30.6
	$61.0	$57.5	$184.2	$164.0

2022 Third Quarter Financial Statements	15

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 17 - Earnings per share ("EPS")

	For the three months ended September 30,
	2022			2021
		Shares	Per Share		Shares	Per Share
	Net income	(in millions)	Amount	Net income	(in millions)	Amount
Basic earnings per share	$157.1	191.6	$0.82	$166.0	191.1	$0.87
Effect of dilutive securities	—	0.3	—	—	0.4	—
Diluted earnings per share	$157.1	191.9	$0.82	$166.0	191.5	$0.87

	For the nine months ended September 30,
	2022			2021
		Shares	Per Share		Shares	Per Share
	Net income	(in millions)	Amount	Net income	(in millions)	Amount
Basic earnings per share	$535.6	191.5	$2.80	$512.8	191.0	$2.68
Effect of dilutive securities	—	0.4	(0.01)	—	0.4	—
Diluted earnings per share	$535.6	191.9	$2.79	$512.8	191.4	$2.68

For the three and nine months ended September 30, 2022, there were 109,948 stock options (Q3 2021 and YTD 2021 – 61,594 stock options) excluded from the computation of diluted EPS due to being anti-dilutive. RSUs totaling 66,794 (Q3 2021 - 66,996 RSUs) were excluded from the computation of diluted EPS due to the performance criteria for the vesting of the RSUs not being measurable as at September 30, 2022.

Note 18 - Segment reporting

The chief operating decision-maker organizes and manages the business under two operating segments, consisting of royalty, stream and working interests in each of the mining and energy sectors.

The Company’s reportable segments for purposes of assessing performance are presented as follows:

	For the three months ended September 30,
	2022			2021
	Mining	Energy	Total	Mining	Energy	Total
Revenue	$220.4	$83.8	$304.2	$261.2	$55.1	$316.3

Expenses
Costs of sales	$37.7	$4.3	$42.0	$39.4	$2.6	$42.0
Depletion and depreciation	51.4	16.6	68.0	57.1	15.4	72.5
Segment gross profit	$131.3	$62.9	$194.2	$164.7	$37.1	$201.8

	For the nine months ended September 30,
	2022			2021
	Mining	Energy	Total	Mining	Energy	Total
Revenue	$744.4	$250.9	$995.3	$824.8	$147.5	$972.3

Expenses
Costs of sales	$119.9	$11.2	$131.1	$121.8	$8.1	$129.9
Depletion and depreciation	162.2	48.9	211.1	177.4	42.4	219.8
Segment gross profit	$462.3	$190.8	$653.1	$525.6	$97.0	$622.6

2022 Third Quarter Financial Statements	16

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

A reconciliation of total segment gross profit to consolidated net income before income taxes is presented below:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Total segment gross profit	$194.2	$201.8	$653.1	$622.6

Other operating (income)/expenses
General and administrative expenses	$4.7	$4.8	$16.1	$14.4
Share-based compensation expense	0.4	(0.2)	4.7	6.8
Impairment and charges	-	—	-	7.5
Loss (gain) on sale of gold bullion	0.4	(0.1)	(1.1)	(1.3)
Depreciation	0.5	0.5	1.6	1.6
Foreign exchange loss (gain) and other expenses (income)	2.3	0.4	(3.5)	1.7
Income before finance items and income taxes	$185.9	$196.4	$635.3	$591.9

Finance items
Finance income	$2.4	$0.6	$5.9	$3.0
Finance expenses	(0.8)	(0.8)	(2.5)	(2.7)
Net income before income taxes	$187.5	$196.2	$638.7	$592.2

Note 19 - Fair value measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same - to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

●	Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers between the levels of the fair value hierarchy during the three and nine months ended September 30, 2022.

2022 Third Quarter Financial Statements	17

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs	Aggregate
As at September 30, 2022	(Level 1)	(Level 2)	(Level 3)	fair value
Receivables from provisional concentrate sales	$—	$7.5	$—	$7.5
Equity investments	181.2	—	41.4	222.6
Warrants	—	3.1	—	3.1
	$181.2	$10.6	$41.4	$233.2

	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs	Aggregate
As at December 31, 2021	(Level 1)	(Level 2)	(Level 3)	fair value
Receivables from provisional concentrate sales	$—	$4.8	$—	$4.8
Equity investments	231.0	—	4.1	235.1
Warrants	—	0.8	—	0.8
	$231.0	$5.6	$4.1	$240.7

The fair values of the Company’s remaining financial assets and liabilities, which include cash and cash equivalents, receivables, loan receivables, accounts payable and accrued liabilities, and debt approximate their carrying values due to their short-term nature, historically negligible credit losses, fair value of collateral, or floating interest rate.

The Company has not offset financial assets with financial liabilities.

The valuation techniques that are used to measure fair value are as follows:

(a)	Receivables

The fair values of receivables arising from gold and platinum group metal concentrate sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

(b)	Investments

The fair values of publicly-traded investments are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

The Company holds two equity investment that do not have a quoted market price in an active market. The Company has assessed the fair value of the instruments based on a valuation technique using unobservable discounted future cash flows. As a result, the fair value is classified within Level 3 of the fair value hierarchy.

The fair values of warrants are estimated using the Black-Scholes pricing model which requires the use of inputs that are observable in the market. As such, these investments are classified within Level 2 of the fair value hierarchy.

2022 Third Quarter Financial Statements	18

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 20 - Commitments

(a)Commodity purchase commitments

The following table summarizes the Company’s commitments pursuant to the associated precious metals agreements as at September 30, 2022:

	Attributable payable
	production to be purchased					Per ounce cash payment (1),(2)					Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	agreement(3)		contract
Antamina	—%		22.5	% (4)	—%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	—%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	—%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama Fixed Payment Stream	—	% (11)	—	% (12)	—%	$418	(13)	$6.27	(14)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (15)	—	% (16)	—%	20	% (17)	20	% (18)	n/a	40 years		19-Jan-18
Condestable	—	% (19)	—	% (20)	—%	20	% (21)	20	% (22)	n/a	40 years		8-Mar-21
Guadalupe-Palmarejo	50%		—%		—%	$800		n/a		n/a	40 years		2-Oct-14
Karma	4.875	% (23)	—%		—%	20	% (24)	n/a		n/a	40 years		11-Aug-14
Sabodala	—	% (25)	—%		—%	20	% (26)	n/a		n/a	40 years		25-Sep-20
MWS	25%		—%		—%	$400		n/a		n/a	40 years	(27)	2-Mar-12
Sudbury(28)	50%		—%		50%	$400		n/a		$400	40 years		15-Jul-08
Tocantinzinho	12.5	% (29)	—%		—%	20	% (30)	n/a		n/a	40 years		18-Jul-22
Cooke 4	7.0%		—%		—%	$400		n/a		n/a	40 years		5-Nov-09

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, and Sabodala.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.
12	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.
13	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.
14	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce.
15	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.
16	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.
17	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.
18	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
19	Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 25% of the gold in concentrate.
20	Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 25% of the silver in concentrate.
21	Purchase price is 20% of the spot price of gold at the time of delivery.
22	Purchase price is 20% of the spot price of silver at the time of delivery.
23	Gold deliveries were fixed until February 28, 2021. Percentage is now 4.875% of gold production.
24	Purchase price is 20% of the average gold price at the time of delivery.
25	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).

2022 Third Quarter Financial Statements	19

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

26	Purchase price is 20% of prevailing market price at the time of delivery.
27	Agreement is capped at 312,500 ounces of gold.
28	The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.
29	Percentage decreases to 7.5% after 300,000 ounces of gold have been delivered under the agreement.
30	Purchase price is 20% of the spot price of gold at the time of delivery.

(b)Capital commitments

The Company is committed to funding its share of the acquisition of mineral rights acquired through the Royalty Acquisition Venture with Continental as described in Note 3 (g).

The Company also has commitments of $12.5 million for contingent payments in relation to its Rosemont/Copper World 0.585% NSR acquired in November 2021, and $8.0 million for contingent payments in relation to its Rio Baker (Salares Norte) royalty.

The Company is committed to funding its acquisition of the Stream and its obligations under the Term Loan in relation to the Tocantinzinho project as described in Note 3 (d).

Note 21 - Contingencies

Canada Revenue Agency Audit

The CRA is conducting an audit of Franco-Nevada for the 2012-2017 taxation years.

Management believes that the Company and its subsidiaries have filed all tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no liabilities have been recorded in the financial statements of the Company for the Reassessments (as defined below), or for any potential tax exposure that may arise in respect of these matters. The Company does not believe that the Reassessments are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

2022 Third Quarter Financial Statements	20

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The following table provides a summary of the various CRA audit and reassessment matters further detailed below:

	CRA Position	Taxation Years Reassessed	Potential Exposure for Tax, Interest and Penalties (in millions)
Canadian Domestic Tax Matters	Upfront payment made in connection with precious metal stream agreements should be deducted for income tax purposes in a similar manner to how such amount is expensed for financial statement purposes.	2014, 2015, 2016, 2017

For 2014-2017:

Tax: $14.5 (C$19.9)

Interest and other penalties: $4.4 (C$6.0)

If CRA were to reassess the 2018-2021 taxation years on the same basis:

Tax: $32.2 (C$44.2)

Interest and other penalties: $3.7 (C$5.2)

Transfer Pricing (Mexico)

Transfer pricing provisions in the Act (as defined below) apply such that a majority of the income earned by the Company’s Mexican subsidiary should be included in the income of the Company and subject to tax in Canada.

2013, 2014, 2015, 2016

For 2013-2016:

Tax: $21.8 (C$29.9)

Transfer pricing penalties: $7.5 (C$10.3) for 2013-2015; $1.3 (C$1.7) for 2016 under review

Interest and other penalties: $11.1 (C$15.1)

The amounts set forth above do not include any potential relief under the Canada-Mexico tax treaty.

The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments for this issue are expected for subsequent years.

Transfer Pricing (Barbados)

Transfer pricing provisions in the Act (as defined below) apply such that a majority of the income relating to certain precious metal streams earned by the Company’s Barbadian subsidiary should be included in the income of the Company and subject to tax in Canada.

2014, 2015, 2016, 2017

For 2014-2017:

Tax: $34.0 (C$46.5)

Transfer pricing penalties: $1.8 (C$2.5) for 2014-2015; $11.0 (C$15.1) for 2016-2017 under review

Interest and other penalties: $11.7 (C$16.2)

If CRA were to reassess the 2018-2021 taxation years on the same basis:

Tax: $156.6 (C$214.7)

Transfer pricing penalties: $59.1 (C$81.0)

Interest and other penalties: $18.4 (C$25.3)

FAPI (Barbados)

The FAPI provisions in the Act (as defined below) apply such that a majority of the income relating to precious metal streams earned by the Company’s Barbadian subsidiary, in 2012 and 2013, should be included in the income of the Company and subject to tax in Canada.

		2012, 2013	For 2012-2013: Tax: $5.6 (C$7.7) Interest and other penalties: $3.1 (C$4.2) Based on CRA’s proposal letter, no reassessments for this issue for years after 2013 are expected.
(a)	Canadian Domestic Tax Matters (2014-2017)

In October 2019, certain wholly-owned Canadian subsidiaries of the Company received Notices of Reassessment for the 2014 and 2015 taxation years (the “2014 and 2015 Domestic Reassessments”) in which the CRA increased income by adjusting the timing of the deduction of the upfront payments which were made in connection with precious metal stream agreements. The CRA’s position is that the upfront payment should be deducted for income tax purposes in a similar manner to how such upfront payment is expensed for financial statement purposes. Consequently, the CRA’s position results in a slower deduction of the upfront payment and an acceleration of the payment of Canadian taxes. This results in the Company being subject to an incremental payment of Federal and provincial income taxes for these years of $1.0 million (C$1.4 million) (after applying available non-capital losses and other deductions) plus estimated interest (calculated to September 30, 2022) and other penalties of $0.2 million (C$0.3 million). The

2022 Third Quarter Financial Statements	21

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Domestic Reassessments, posted security in cash for 50% of the reassessed amounts, as referenced in Note 8, and has commenced an appeal in the Tax Court of Canada with respect to these reassessments.

On September 14, 2021, the Company received a Notice of Reassessment for the 2016 taxation year (the “2016 Domestic Reassessment”) on the same basis as the 2014 and 2015 Domestic Reassessments, resulting in an incremental payment of Federal and provincial income taxes of $7.3 million (C$10.0 million) (after applying available non-capital losses and other deductions) plus interest (calculated to September 30, 2022) and applicable penalties of $2.2 million (C$3.0 million). The Company has filed a formal Notice of Objection with the CRA against the 2016 Domestic Reassessment and has posted security in cash for 50% of the reassessed amounts, as referenced in Note 8.

On April 1, 2022, the Company received a Notice of Reassessment for the 2017 taxation year (the “2017 Domestic Reassessment” and, collectively with the 2016 Domestic Reassessment and the 2014 and 2015 Domestic Reassessments, the “Domestic Reassessments”) on the same basis as the 2014 and 2015 Domestic Reassessments, resulting in an incremental payment of Federal and provincial income taxes of $6.2 million (C$8.5 million) (after applying available non-capital losses and other deductions) plus interest (calculated to September 30, 2022) and applicable penalties of $2.0 million (C$2.7 million). The Company has filed a formal Notice of Objection with the CRA against the 2017 Domestic Reassessment and has posted security in cash for 50% of the reassessed amounts, as referenced in Note 8.

If the CRA were to reassess the particular Canadian subsidiaries for taxation years 2018 through 2021 on the same basis, the Company estimates that it would be subject to an incremental payment of Canadian tax (after applying available non-capital losses and other deductions) of approximately $32.2 million (C$44.2 million) plus interest (calculated to September 30, 2022) and other penalties of approximately $3.7 million (C$5.2 million).

(b)	Mexico (2013-2016)

In December 2018 and December 2019, the Company received Notices of Reassessment from the CRA for the 2013 taxation year (the “2013 Reassessment”) and for the 2014 and 2015 taxation years (the “2014 and 2015 Reassessments”, collectively with the 2013 Reassessment, the “2013-2015 Reassessments”) in relation to its Mexican subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”) and asserts that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013-2015 Reassessments result in additional Federal and provincial income taxes of $18.5 million (C$25.3 million) plus estimated interest (calculated to September 30, 2022) and other penalties of $9.9 million (C$13.5 million) but before any relief under the Canada-Mexico tax treaty. The Company has filed formal Notices of Objection with the CRA against the 2013-2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 9 (a).

In December 2020, the CRA issued revised 2013-2015 Reassessments to include transfer pricing penalties of $7.5 million (C$10.3 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 8. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2013-2015 Reassessments.

On December 21, 2021, the Company received a Notice of Reassessment for the 2016 taxation year (the “2016 Reassessment”) on the same basis as the 2013-2015 Reassessments, resulting in additional Federal and provincial income taxes of $3.3 million (C$4.6 million) plus estimated interest (calculated to September 30, 2022) and other penalties of $1.2 million (C$1.6 million) but before any relief under the Canada-Mexico tax treaty. The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments are expected for subsequent years.

The 2016 Reassessment did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amount would be approximately $1.3 million (C$1.7 million). The Company has filed a formal Notice of Objection with the CRA against the 2016 Reassessment and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 8.

For taxation years 2013 through 2016, the Company’s Mexican subsidiary paid a total of $34.1 million (490.3 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

2022 Third Quarter Financial Statements	22

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(c)	Barbados (2014-2017)

The 2014 and 2015 Reassessments also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $4.9 million (C$6.7 million) plus estimated interest (calculated to September 30, 2022) and other penalties of $2.4 million (C$3.3 million). As noted previously, the Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 9 (a).

As noted above, in December 2020, the CRA issued revised 2014 and 2015 Reassessments to include transfer pricing penalties of $1.8 million (C$2.5 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 8. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2014-2015 Reassessments.

On December 21, 2021, the Company received the 2016 Reassessment as well as a Notice of Reassessment for the 2017 taxation year (the “2017 Reassessment”, collectively with the 2016 Reassessment, the “2016 and 2017 Reassessments”) that reassess the Company in relation to its Barbadian subsidiary on the same basis as the 2014 and 2015 Reassessments, resulting in additional Federal and provincial income taxes of $29.1 million (C$39.8 million) plus estimated interest (calculated to September 30, 2022) and other penalties of $9.3 million (C$12.9 million). The 2016 and 2017 Reassessments did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amounts would be approximately $11.0 million (C$15.1 million). The Company has filed formal Notices of Objection with the CRA against the 2016 and 2017 Reassessments and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 8.

If the CRA were to reassess the Company for taxation years 2018 through 2021 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $156.6 million (C$214.7 million), transfer pricing penalties of approximately $59.1 million (C$81.0 million) plus interest (calculated to September 30, 2022) and other penalties of approximately $18.4 million (C$25.3 million).

(d)	Barbados (2012-2013)

In August 2020, the Company received Notices of Reassessment for the 2012 and 2013 taxation years (the “FAPI Reassessments” and, collectively with the Domestic Reassessments, the 2013 Reassessment, the 2014 and 2015 Reassessments, and the 2016 and 2017 Reassessments, the “Reassessments”) in relation to its Barbadian subsidiary. The FAPI Reassessments assert that a majority of the income relating to precious metal streams earned by the Barbadian subsidiary, in those years, should have been included in the income of its Canadian parent company and subject to tax in Canada as Foreign Accrual Property Income (“FAPI”). The CRA has noted that its position may not extend beyond the 2013 taxation year. The FAPI Reassessments result in additional Federal and provincial income taxes of $5.6 million (C$7.7 million) plus estimated interest (calculated to September 30, 2022) and other penalties of $3.1 million (C$4.2 million). The Company has filed formal Notices of Objection with the CRA against the FAPI Reassessments, has posted security in cash for 50% of the reassessed amounts, as referenced in Note 8, and has commenced an appeal in the Tax Court of Canada with respect to these reassessments.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

2022 Third Quarter Financial Statements	23

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